Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

A series of Q&As concerning the proposed merger

February 8, 2005

PLEASE PRINT AND POST FOR EMPLOYEES WITHOUT ACCESS TO E-MAIL

Corporate communications and human resources continue to work together to gather employees’ questions concerning the planned merger between PSEG and Exelon. We will attempt to respond in a timely fashion.  We recognize that information helps ease uncertainties about change. However, please realize that some questions may not have answers until later in the transition period.

Meanwhile, if you have a question, you can submit it by e-mail to mergerquestions@pseg.com.

Today’s Merger Q&A relates to the regulatory filings made last Friday, Feb. 4, 2005:

Q.	The company has proposed a detailed plan that calls for the divestiture of some assets and long-term sales associated with others. Why is this necessary?

A.	The regulatory agencies (FERC, NJBPU, PAPUC, Illinois Commerce Commission) will want to ensure that the new company – Exelon Electric & Gas – does not have market power in any relevant market. Our regulatory team, working with business experts, designed the market power mitigation proposal based upon FERC’s merger review criteria.

Q.	What is market power and why is it an issue in this merger?

A.	Market power generally reflects the amount and location of electric generating capacity owned or controlled by a participant in wholesale electric markets like PJM. Regulatory agencies want to make sure that any one owner of electric generating capacity doesn’t have the ability to artificially raise prices by physically or economically withholding energy and capacity from the market.

The Exelon/PSEG merger will create an electric generating company with more than 40,000 megawatts of electric generating capacity located in PJM markets. FERC will consider whether the size and location of this generating portfolio presents the potential for market concentration. Both companies recognize this concern and the FERC application filed on Feb. 4, 2005, includes a plan to address the issue in detail.

Q.	How is it determined if there is a market power issue?

A.	FERC has a series of tests or “screens” that it asks companies to apply under a variety of conditions to determine under what circumstances market power issues may exist. FERC examines multiple time periods and load conditions when applying these screens. The companies have done a detailed analysis using FERC’s market power screens and have determined that a potential for market power does exist, primarily in PJM East. PJM East is part of the “traditional” PJM market, which includes eastern Pennsylvania and central and northern New Jersey.

Q.	How much capacity is being transferred?

A.	5,500 MW of capacity in PJM, with an emphasis on PJM East. This is unprecedented in magnitude. Some of the capacity will be divested – that is, sold outright. The nuclear baseload capacity will not be divested outright, but instead will be part of a “virtual divestiture,” which is explained below.

Q.	How are the companies specifically proposing to mitigate the market power issue?

A.	The plan calls for the new company to divest at least 550 MW of coal-fired capacity, 1,350 MW of mid-merit, and 1,000 MW of peaking capacity in the PJM East region. This is a total of 2,900 MW of generation.

The plan also calls for “virtual divestiture” of more than 2,600 MW of baseload nuclear capacity. This will be accomplished by long-term sales (for at least 15 years or the life of a unit) or annual auctions of 25-MW blocks of nuclear capacity for three-year terms. The amount of nuclear capacity not sold via long-term contracts will be available for the annual capacity auctions.

The virtual divestiture is designed to transfer control of the capacity without losing the benefit to the marketplace of Exelon’s demonstrated nuclear operating expertise. In addition, the annual nuclear capacity auctions will be timed to coincide with New Jersey’s Basic Generation Service (BGS) wholesale power auction, in which the state’s distribution utilities obtain the energy and capacity they need to serve customers. The expectation is that making the nuclear capacity available to other wholesale suppliers will contribute to the competitiveness of the BGS auction.

Q.	Which plants will be sold?

A.	The market power issues are mainly in the eastern part of PJM, encompassing portions of eastern Pennsylvania and central and northern New Jersey, and are across all types of generation. Therefore, all generating units in this region could be considered for inclusion in the portfolio of assets considered for sale. However, the specifics of implementing the plan have yet to be determined and there have been no decisions made about any unit.

Q.	Are we considering selling some of both Exelon’s and PSEG’s facilities?

A.	Yes.

Q.	How will the plants be sold? Will all of the plants/MW be sold to one buyer?

A.	The plan provides that no more than half of the capacity will be sold to any one purchaser. In addition, none of the capacity will be sold to any entity that already owns more than 5 percent of capacity in PJM East.

Q.	If a divestiture is required, when would it take place?

A.	Until the merger closes, Exelon and PSEG will continue to operate as separate companies. Therefore, divestitures resulting from the market mitigation plan will not take place until after the merger closes. The companies have proposed to FERC that divestiture will occur within 18 months of the merger close.

Q.	Will any plants be retired?

A.	Under current FERC rules, plant retirements are not considered market mitigation. However, the company does evaluate the economics of all of our plants, and this practice will continue after the merger.

Q.	What about the nuclear baseload plants? Will they be sold?

A.	No. The companies will virtually divest the nuclear plants through a combination of generation output swaps, long-term direct sales, and shorter-term sales through an annual auction. The “virtual” divestiture concept increases market participation, and the annual auction component has been designed to coincide with the current New Jersey Basic Generation Service process (the process by which New Jersey investor-owned utilities procure energy for its customers). Under the proposed “virtual” divestiture, the new company will remain the owner and NRC-licensed operator of these plants.

Q.	With respect to the nuclear capacity, why is it being sold in blocks of 25 MW?

A.	Doing so provides a wide array of parties an opportunity to procure rights to baseload capacity.

Q.	Will any of the companies’ natural gas distribution assets need to be sold?

A.	Since the gas businesses of both Exelon and PSEG are distribution businesses that are regulated by state utility commissions, the companies do not foresee the need to divest of any of the existing natural gas assets.

Q.	Who will determine how we will actually implement the proposed mitigation being presented to FERC?

A.	FERC must approve our application. It may impose different terms and conditions on the approval than we have proposed. The U.S. Department of Justice also will review our application. In addition, New Jersey,

Pennsylvania, and Illinois will review the applications, but we do not expect them to impose conditions that pertain to wholesale market power mitigation.

Q.	Which federal regulatory agencies need to approve the mitigation plan?

A.	The Federal Energy Regulatory Commission. In addition, the Department of Justice has to review the transaction to ensure compliance with federal antitrust provisions.

Q.	Doesn’t PJM monitor market concentration?

A.	Yes. The PJM market monitor has the authority to identify and deter attempts by market participants to exercise generation or transmission market power. FERC requires, however, that the company mitigate in advance any market power issues or concerns that are identified as part of the regulatory approval process. The mitigation proposals are intended to do just that. Following the close of the merger and the implementation of the mitigation plan, the PJM market monitor will continue in its role, both with respect to Exelon Electric & Gas and all other market participants.

Important information
“Safe Harbor” statement
 “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995 This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

Additional Information
This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation
Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.